                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                    Marcum Natural Gas Services, Inc.
--------------------------------------------------------------------------------

                                                   (Name of Issuer)

                                                     Common Stock
--------------------------------------------------------------------------------

                                            (Title of Class of Securities)

                                                      566323309
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                                                    (CUSIP NUMBER)

                                                  Kenneth B. Funsten
                                                  121 Outrigger Mall
                                               Marina del Rey, CA 90292
                                                       (310) 577-7887

                                 (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                                  - with copies to -


                                             Michael G. Tannenbaum, Esq.
                               Newman Tannenbaum Helpern Syracuse & Hirschtritt
                                            900 Third Avenue - 13th Floor
                                               New York, New York 10022
                                                    (212) 508-6700

                                                  March 15, 1999
                                            (Date of event which requires
                                              filing of this statement)
                                                 CUSIP No. 566323309

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                    Page 1 of 6 Pages

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 ------------------------                             ------------------------
|   CUSIP NO.566323309   |           13D             |  Page 2 of 6           |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenneth B. Funsten
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
           PN/00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        463,012 Shares of Common Stock (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        463,012 shares of Common Stock (See Item 5)
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          463,012 shares of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [X]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.83% of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
- ------------------------------------------------------------------------------


                               Page 2 of 6 Pages

CUSIP No. 566323309                                  SCHEDULE 13D



This Amendment No.2 to Schedule 13D is filed to report the intentions of the reporting person to take certain actions with respect to Marcum Natural Gas Services, Inc. (the "Issuer") as discussed in Item 4 hereof.

Item 1.  Security and Issuer.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.


Item 2.  Identity and Background.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.

Item 3.  Source and Amount of Funds or Other Consideration.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.

Item 4   Purpose of Transaction

The purpose of the transactions reported in this Schedule 13D and amendments thereto was and is investment in the securities of the Issuer. The reporting person is concerned that the Issuer's existing stockholder rights plan is not in the best interest of the Issuer's shareholders and believes that it should be terminated. The reporting person is also of the opinion that the shareholders of the Issuer should be permitted to vote with regard to any of the Issuer's future stockholder rights plans, rights agreements, staggered board or other devices commonly known as a "poison pill." Mr. Funsten has submitted a letter to Mr. W. Phillip Marcum together with a written stockholder proposal with respect to these matters requesting that such proposal be included in the Issuer's proxy materials. A copy of the letter and the proposal described above is attached hereto as Exhibit #1. Mr. Funsten has met with the members of the Board of Directors of the Issuer to discuss his concerns.

In addition to the foregoing, Mr. Funsten may hold talks and discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects, regarding ways to increase shareholder value. Mr. Funsten intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to him, Mr. Funsten may purchase, directly or indirectly, additional shares of the Issuer's stock or dispose of some or all

                                                 Page 3 of 6 Pages
of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Mr. Funsten does not have any current plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b.        an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g.        changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.        any action similar to any of those enumerated above.


Item 5.Interest in Securities of the Issuer.

     (a) - (b) There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.

     (c) There have been no transactions in the securities of the Issuer by the reporting person since the date of the prior amendment, Amendment No. 1, to this Schedule 13D.

     (d) There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.


                                                 Page 4 of 6 Pages

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.           Material to be Filed as Exhibits

Letter to Mr. W. Phillip Marcum from Kenneth B. Funsten dated March 15, 1999, with enclosure.

                                                 Page 5 of 6 Pages

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Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 15, 1999



-------------------------------------------------------------------------

Signature


/s/ Kenneth B. Funsten
-------------------------------------------------------------------------

Name/Title


Kenneth B. Funsten


                                                 Page 6 of 6 Pages

                         EXHIBIT





March 15, 1999

Mr. W. Phillip Marcum
President, Chief Executive Officer and Chairman
Marcum Natural Gas Services, Inc.
1675 Broadway, Suite 2150
Denver, CO 80202

FamCo Value Income Partners, L.P. ("FamCo VIP") believes that it is important for the stockholders of Marcum Natural Gas Services, Inc. ("Marcum" or the "Company") to have the opportunity to vote upon a proxy statement proposal that directs the Company's Board of Directors (the "Board") to terminate the existing Stockholder Rights Plan or "poison pill" which has been in place since December 12, 1991. The Stockholder Rights Plan in our opinion is not in the best interests of the stockholders.

We believe that the poison pill unfairly and unnecessarily restricts large institutional investors like FamCo VIP from acquiring additional shares of Marcum common stock on the open market or through privately-negotiated purchases and conveys an image of management entrenchment. Without the ability for FamCo VIP and others to make such investments, we believe that the stockholders of Marcum are being deprived of adequate investor interest for their shares and hence suffer the pain of a diminished share price. Moreover, the poison pill's meager 15% beneficial ownership limitation is disproportionate in light of other change-of-control provisions used by the Company in its agreements, which contain much higher thresholds. Furthermore, on March 23,1998, the Board amended the Stockholder Rights Plan specifically to exclude one stockholder, American
Meter Company, that received its shares via an asset transaction, from the ownership limitation. If exceptions are permitted, such discriminatory action is unfair to all other stockholders. In any event, we believe that it is the prerogative of the Company's stockholders to decide on any matter which restricts or otherwise adversely affects their ability to either (1) buy shares of the Company's common stock from other stockholders willing to sell such shares or (2) vote those shares on matters of corporate governance.

As you know, we have delayed submitting a written request as an accommodation to you and the Board in order to first discuss these matters at your invitation last week, and in reliance on your and other officers' assurances that our proposal would nonetheless be timely to be included in the Company's 1999 proxy materials. So that the Company includes our proposal for allowing stockholders the opportunity to direct the Board to remove the Stockholder Rights Plan, we have attached the text of such proposal, together with its supporting statement, for inclusion in Marcum's 1999 proxy materials. We hope that the Board will take steps to eliminate the poison pill long in advance of being requested to do so by the Company's stockholders at the next regularly scheduled Annual Meeting.

In any event, we request the Board to announce immediately that it will withdraw the Stockholder Rights Plan in the event that our proposal is approved by the Company's stockholders. If the Board has not made such an announcement by May 1, 1999, FamCo VIP and its affiliates may withhold our shares from participating in the annual meeting.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are including a letter from Bear Stearns Securities Corporation, which is the record holder of the shares beneficially owned by FamCo VIP, verifying that FamCo VIP continuously held at least $2,000 worth of Marcum stock for at least one year. FamCo VIP hearby represents that it intends to continue to hold these securities through the date of the next meeting of stockholders.

If you or the Board of Directors would like to discuss the merits of the attached proposal further, we are of course available to do so at your earliest convenience.

Respectfully yours,


FamCo Value Income Partners, L.P.

By: Funsten Asset Management Co.
Its General Partner

By: _______________________
Kenneth B. Funsten, CFA
President & Portfolio Manager


Attachment

THE STOCKHOLDER PROPOSAL

Resolved, that the stockholders of Marcum Natural Gas Services, Inc. ("Marcum" or the "Company") request the Board of Directors (the "Board") to refrain from adopting any future stockholder rights plan, rights agreement, staggered board or other device commonly known as a "poison pill" without the prior approval of stockholders at an Annual or Special Meeting, and to redeem or terminate any such plan, which may be in effect at the adoption of this resolution.

THE STOCKHOLDER'S STATEMENT OF SUPPORT

On December 2, 1991, the Company adopted a Stockholder Rights Plan whereby the Board may designate a stockholder owning 15% or more of the Company's stock a hostile bidder and trigger the poison pill. On March 23,1998, the Board amended the Stockholder Rights Plan to exclude American Meter and its affiliates.

On September 4, 1998, FamCo Value Income Partners, L.P. ("FamCo VIP") and its affiliates disclosed ownership of 5.47% of Marcum common stock. Subsequently, FamCo VIP and affiliates acquired more stock, making fillings disclosing ownership of 12.83% of Marcum.

On September 25, 1998, the Company announced a stock buy-back plan using Company money, while allowing to remain in force the 1998 Employee Stock Purchase Plan, whereby the Company's management and Board could buy stock themselves at half the current market price from the Company's Treasury. These two actions in effect subsidized management's remuneration, while diluting earnings, lowering book value and lowering shareholders' return-on-equity, thus generally contributing to lower stock prices.

On October 6, 1998, the Board voted to re-set all insider stock options from their previous exercise prices to two dollars a share, a reduction of over 50% in all cases. Again, shareholder approval was never asked nor granted for this lucrative transfer of value.

Marcum's "poison pill" restricts institutional stockholders from materially increasing their commitment to Marcum by limiting open-market purchase of shares from investors who may have no other means of achieving liquidity. It also serves to insulate the Board from following its stockholders' corporate governance directives. The limitation is unnecessary for assuring the usage of tax loss carryforwards. The poison pill conveys the image of a management more interested in itself than in stockholders. The poison pill's 15% beneficial ownership limitation is discriminatory as the Board makes exceptions as it pleases. In all instances, we can only conclude that the primary rationale for maintaining the poison pill is Board and management entrenchment to the detriment of outside shareholders. We believe that stockholders (the owners of the Company), not the Board and management (the agents for the owners), should have the right to decide what is or is not appropriate when it comes to restricting share ownership. While management may offer empirical studies of other companies with poison pills, the fact that the Company's common stock has failed to perform during the existence of this poison pill argues strongly for its immediate removal.

We propose that the Board terminate the existing Stockholder Rights Plan and urge all stockholders to VOTE FOR this proposal.